UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    November 12, 2022

MIRARTH HOLDINGS, Inc.

Sumitomo Mitsui Finance and Leasing Company, Limited

SMFL MIRAI Partners Company, Limited

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Godo Kaisha Green Energy

Notice Regarding the Results of Tender Offer for Investment Units

                         of Takara Leben Infrastructure Fund, Inc. (Stock Code: 9281)

Tokyo, November 12, 2022 - On September 28, 2022, MIRARTH HOLDINGS, Inc., (former “Takara Leben Co., Ltd.”) (Representative Director: Kazuichi Shimada) (“MIRARTH HOLDINGS”), SMFL MIRAI Partners Company, Limited (Representative Director and President: Tatsurou Terada), a wholly-owned subsidiary of Sumitomo Mitsui Finance and Leasing Company, Limited (Representative Director and President: Masaki Tachibana), of which 50% of voting rights are owned by Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Jun Ohta (“SMFG”), and Sumitomo Mitsui Banking Corporation (President and Chief Executive Officer: Makoto Takashima), a wholly-owned subsidiary of SMFG, determined to enter into the tender offer agreement as of September 28, 2022 and acquire the investment units (the “Investment Units) of Takara Leben Infrastructure Fund, Inc. (the “Target Company”; Stock Code: 9281, listed on the Infrastructure Fund Market of the Tokyo Stock Exchange, Inc.) through a tender offer (the “Tender Offer”) pursuant to the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “Act”) through Godo Kaisha Green Energy (Head Office: Minato-ku, Tokyo, Representative Member, General Incorporated Association Green Energy, Operating Officer: Masaki Aguni) (the “Tender Offeror”). On September 28, the Tender Offeror also determined to acquire the Investment Units through the Tender Offer and commenced with the Tender Offer from September 29, 2022.

Since the Tender Offer was completed on November 11, 2022, the Tender Offeror today announce the results thereof, as described below.

1.	Outline of Tender Offer

(1)	Name and address of the Tender Offeror
Godo Kaisha Green Energy
22-10-201, Toranomon 3-chome, Minato-ku, Tokyo

(2)	Name of the Target Company
Takara Leben Infrastructure Fund, Inc.

(3)	Class of shares to be purchased
Investment units

(4)	Number of shares to be purchased

Class of shares	Number of investment units to be purchased	Minimum number of investment units to be purchased	Maximum number of investment units to be purchased
Investment units	278,671 (units)	179,219 (units)	- (units)
Total	278,671 (units)	179,219 (units)	- (units)
(Note 1)

If the total number of Investment Units tendered in the Tender Offer (the “Tendered Shares”) is less than the minimum number of investment units to be purchased (179,219 units), the Tender Offeror will not purchase any of the Tendered Shares. If the total number of the Tendered Shares is no less than the minimum number of investment units to be purchased (179,219 units), the Tender Offeror will purchase all of the Tendered Shares.

(Note 2)

Since no maximum number of investment units to be purchased has been set in the Tender Offer, the number of investment units to be purchased is stated as 278,671 units, being the maximum number of investment units that can be acquired by the Tender Offeror through the Tender Offer. This figure (278,671 units) represents (i) the total number of issued investment units of the Target Company (298,357 units) as of May 31, 2022, as stated in the annual securities report for the 13th fiscal year submitted by the Target Company on August 30, 2022 (the “Annual Securities Report”), minus (ii) the total number of the investment unit (1 unit) held by the Tender Offeror and the number of investment units held by MIRARTH HOLDINGS (19,685 units).

(5)	Period of tender offer
(A)	Period of tender offer (the “Tender Offer Period”)
From Thursday, September 29, 2022 to Friday, November 11, 2022 (thirty (30) business days)

(B)	Possibility of extension of tender offer period upon request of the Target Company
N/A

(6)	Price of tender offer
127,000 yen per investment unit

2.	Results of Tender Offer

(1)	Outcome of tender offer

In the Tender Offer, the Tender Offeror has set a condition that, if the total number of the Tendered Shares is less than the minimum number of investment units to be purchased (179,219 units), the Tender Offeror will not purchase any of the Tendered Shares. As the total number of the Tendered Shares (252,935 units) was no less than the minimum number of investment units to be purchased (179,219 units), the Tender Offeror will purchase all of the Tendered Shares as described in the public notice of the commencement of the Tender Offer and the tender offer registration statement.

(2)	Date of public notice of results of tender offer, and name of newspaper for public notice

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Act, on November 12, 2022, at the Tokyo Stock Exchange, Inc., the Tender Offeror announced to the press the results of the Tender Offer, by the method prescribed in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Office Ordinance on Disclosure Required for Tender Offer for Share Certificates, Etc. by Person other than Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended, the “Cabinet Ordinance”).

(3)	Number of purchased shares

Type of share certificates, etc.	Number of tendered investment units	Number of purchased investment units
Investment Units	252,935(units)	252,935(units)
Unit Acquisition Rights	-	-
Total	252,935	252,935
(Total Number of Shares (diluted))	-	(-)

(4)	Ownership ratio of shares after tender offer

Number of voting rights represented by shares held by the Tender Offeror before tender offer	1	(Ownership ratio of shares before tender offer: 0.00%)
Number of voting rights represented by shares held by special related parties before tender offer	19,685	(Ownership ratio of shares before tender offer: 6.60%)
Number of voting rights represented by shares held by the Tender Offeror after tender offer	252,936	(Ownership ratio of shares after tender offer: 84.78%)
Number of voting rights represented by shares held by special related parties after tender offer	19,685	(Ownership ratio of shares after tender offer: 6.60%)
Total number of voting rights of all unitholders of the Target Company	298,357

(Note 1)

The “Number of voting rights represented by shares held by special related parties before tender offer” and the “Number of voting rights represented by shares held by special related parties after tender offer” are stated as the number of the voting rights represented by the Investment Units held by MIRARTH HOLDINGS as of today as the shares held by the special related parties (excluding the parties who are excluded from the special related parties, pursuant to Article 3, Paragraph 2, Item 1 of the Cabinet Ordinance, in calculating the ownership ratio of shares pursuant to each of the Items of Article 27-2, Paragraph 1 of the Act).

(Note 2)

The “Total number of voting rights of all unitholders of the Target Company” is the number of voting rights represented by the total number of issued investment units as of May 31, 2022 as stated in the Target Company’s Securities Report (298,357 units),

(Note 3)	The “Ownership ratio of shares before tender offer” and the “Ownership ratio of shares after tender offer” have been rounded to two decimal places.

(5)	Calculation in the case where purchase, etc. will be conducted by the proportional distribution method

N/A

(6)	Method of settlement
(A)	Name and location of head office of financial instruments business operator/bank etc. in charge of settlement of tender offer

(Tender offer agent)

SMBC Nikko Securities Inc.	3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(B)	Commencement date of settlement

Friday, November 18, 2022

(C)	Method of settlement

After the expiration of the Tender Offer Period, the tender offer agent will promptly mail a notification concerning the purchase of investment units through the Tender Offer to the addresses of unitholders who wish to approve the tender of the investment units or wish to tender the investment units in the Tender Offer (the “Tendering Unitholders”) (or addresses of their standing proxy (the “Standing Proxy”) in the case of the Tendering Unitholders residing outside Japan (including corporate unitholders; the “Foreign Unitholders”)). For applications through online trade (https://trade.smbcnikko.co.jp/), the delivery of such notification will be made via electromagnetic methods.

Purchases will be settled promptly in cash. Following the instructions of the Tendering Unitholders (or their Standing Proxy in the case of the Foreign Unitholders), the proceeds from the sale of the investment units will be remitted by the tender offer agent promptly after the commencement date of settlement to the place designated by the Tendering Unitholders (or their Standing Proxy in the case of the Foreign Unitholders).

3.	Policy, etc. after the Tender Offer and future outlook

There is no change from those described in the “Notice Regarding the Commencement of Tender Offer for Investment Units of Takara Leben Infrastructure Fund, Inc. (Stock Code: 9281) and Execution of Business Alliance Agreement” announced on September 28, 2022.

4.	Location at which Copy of Tender Offer Report is Available to Public

Godo Kaisha Green Energy	22-10-201, Toranomon 3-chome, Minato-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi, Kabuto-cho, Chuo-ku, Tokyo

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